MORGAN, LEWIS & BOCKIUS LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110

June 15, 2016

VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
 Washington, D.C. 20549

Re: Capital Cash Management Trust
Registration Statement on Form N-1A - File No. 811-2481

Churchill Cash Reserves Trust
Registration Statement on Form N-1A - File No. 811-4229

Ladies and Gentlemen:

This letter is to respond to a comment we received from Ms. Ashley Vroman-Lee of the Staff of the Division of Investment Management of the Securities and Exchange Commission regarding Amendment No. 41 to the Registration Statement on Form N-1A for Capital Cash Management Trust and Amendment No. 37 to the Registration Statement on Form N-1A for Churchill Cash Reserves Trust.  Following is the Staff's comment and the Registrants' response thereto:

1.	Comment:	The Staff requested that each Registrant confirm that, if it resumes operations as a money market fund, the Registrant will not sell its shares until it has filed an amendment to its registration statement to reflect changes to its policies to comply with Rule 2a-7 as then in effect, and addressed any Staff comments to such amendment to its registration statement.

Response:	Each Registrant confirms that, if it resumes operations as a money market fund, the Registrant will not sell its shares until it has filed an amendment to its registration statement to reflect changes to its policies to comply with Rule 2a-7 as then in effect, and addressed any Staff comments to such amendment to its registration statement.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz